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                          July 16, 2020

       Mark Dybul
       Executive Vice Chair
       Enochian Biosciences, Inc.
       2080 Century Park East, Suite 906
       Los Angeles, CA 90067

                                                        Re: Enochian
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 13, 2020
                                                            File No. 333-239837

       Dear Mr. Dybul:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Clayton E. Parker, Esq.